From:	Dahl, Elisabeth
To:	Samuel, Sally;
CC:	
Subject:	Guarantor Filings
Date:	Thursday, March 08, 2007 2:14:47 PM
Attachments:	

Hello. I left you a voice mail earlier today. Thought it might help if I put specific questions in an e-mail. Rob Lamont advised me back in December that you are the new reviewer for Columbus Life products and that I should discuss the required Guarantor filings with you.

Columbus Life has four VUL products, no VAs. Two of the VULs were Great-Wested last year. It is our understanding that we need to do 485(a) filings for all four products in order to register the guarantee of the parent company (The Western and Southern Life Insurance Company). Rob Lamont had indicated the SEC will be looking for the following elements in guarantor filings:

- Guarantor's name on cover page
- Undertakings in Part C same as AIG filing (I have a filing with Accession Number 1193125-5-205219)
- Guarantor's financials
- Guaranty as exhibit
- Guarantor signature on post-effective amendment

He also indicated we should wait to file until the 2006 audited financials are available and that the SEC would accelerate as necessary. My questions are:

(1) AIG filed supplements in its 485a filing. The filing was done in October and effectiveness accelerated to the date of the filing. We would like to do the same and file the guarantor financials as supplements to the last prospectus for each of our products. For the two Great-Wested products, these would be supplements to prospectuses dated May 1, 2005. It is our understanding we are not required to update the prospectuses in order to issue these supplements. For the two active products, these would be supplements to prospectuses dated May 1, 2006. We would like to file the supplements in late March or early April (as soon as the 2006 financials for the guarantor are available) and accelerate to any date up to April 25. We would then like to file 485B filings for the two active

products just as we otherwise would, but incorporating the supplement information and refiling the financials as part of Part B.

(2) Rob did not mention that the SEC would require an opinion of legal counsel for the Guarantor such as AIG filed. Is this a requirement or not?

(3) The AIG filing was on Form N-4 so the undertakings are consistent with Item 32 of Form N-4. Form N-6 does not have a similar item in Part C. Rather, its Item 34 is specific to the Fee Representation. So, as far as the undertakings go, is it safe to assume we need only the first two paragraphs of the AIG undertaking (undertaking to notify contract owners of significant events, but not undertakings to file post-effectives and provide SAIs, which are specific to Form N-4). Also, as Item 34 of N-6 is specific to Fee Rep, where would you like to see this undertaking placed--may it be placed under Item 34?

I look forward to discussing this with you.

Elisabeth

Elisabeth Dahl
Counsel - Securities
Western & Southern Financial Group, Inc.
400 Broadway, Cincinnati, Ohio 45202
Ph. 513-629-1853
Fax 513-629-1044